Exhibit 99.1

Independent Auditors’ Report

To the Board of Directors and the Shareholders of

FCI Inc.:

We have audited the accompanying balance sheets of FCI Inc. (the “Company”) as of December 31, 2005 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2005 and 2006, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Korea Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the consolidated financial statements. Such U.S. dollar amounts are presented for the convenience of the readers.

/s/    Deloitte Anjin LLC

Seoul, Korea

May 18, 2007

FCI INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. dollars (Note 3)
	2005	2006	2006
ASSETS
CURRENT ASSETS :
Cash and cash equivalents (Note 17)	1,631,007,913	370,800,044	398,710
Restricted cash (Notes 2 and 18)	1,578,466,383	1,647,154,842	1,771,133
Short-term investments (Note 17)	2,031,500,000	—	—
Accounts receivable, net of allowance of (Won)24,738,482 in 2005 and (Won)118,607,525 in 2006 (Notes 4 and 17)	2,449,109,813	5,388,973,070	5,794,595
Inventories (Note 5)	2,462,383,926	4,449,453,155	4,784,358
Accrued income	51,251,776	50,726,520	54,545
Deferred income tax assets (Note 16)	—	201,922,122	217,121
Prepaid expenses and other current assets, net of allowance of (Won)6,505,606 in 2005 and (Won)8,284,801 in 2006 (Notes 6 and 10)	132,683,658	182,710,687	196,463

	10,336,403,469	12,291,740,440	13,216,925

NON-CURRENT ASSETS :
Restricted cash (Notes 2 and 18)	15,195,000	13,944,000	14,994
Property and equipment, net (Notes 7 and 10)	1,369,018,343	1,305,362,490	1,403,616
Intangible assets, net (Note 8)	200,086,826	129,976,932	139,760
Deferred income tax assets (Note 16)	—	1,798,956,407	1,934,362
Other assets (Notes 6, 9 and 17)	991,464,261	1,690,852,815	1,818,120

	2,575,764,430	4,939,092,644	5,310,852

TOTAL ASSETS	12,912,167,899	17,230,833,084	18,527,777

LIABILITIES

CURRENT LIABILITIES :
Notes and accounts payable (Note 17)	1,854,046,105	1,750,944,511	1,882,736
Short-term borrowings (Notes 11 and 17)	—	628,606,731	675,921
Current portion of long-term debt (Notes 11 and 17)	287,820,000	325,320,000	349,806
Current portion of long-term payable-other, net of present value discount of (Won)16,166,698 in 2005 and nil in 2006 (Note 10)	314,956,000	26,271,135	28,249
Income tax payable	36,999,170	472,387,440	507,943
Value added taxes (VAT) payable	—	181,612,994	195,283
Deferred liability (Note 10)	609,966,383	27,154,842	29,198
Accrued expenses and other current liabilities	37,876,730	53,129,700	57,129

	3,141,664,388	3,465,427,353	3,726,265

NON-CURRENT LIABILITIES :
Long-term borrowings (Notes 11 and 17)	362,820,000	37,500,000	40,323
Long-term payable-other, net of present value discount of (Won)381,615,779 in 2005 and (Won)321,729,276 in 2006 (Notes 10 and 17)	839,399,921	873,015,289	938,726

	1,202,219,921	910,515,289	979,049

TOTAL LIABILITIES	4,343,884,309	4,375,942,642	4,705,314

(Continued)

FCI INC.

BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. dollars (Note 3)
	2005	2006	2006
Convertible redeemable preferred shares: (Won)500 par value per share (Notes 13)
Issued and outstanding: 1,666,650 shares at December 31, 2005 and 2006	4,993,164,060	4,993,164,060	5,368,994

SHAREHOLDERS’ EQUITY

Common stock (Won)500 par value per share (Note 12)
Authorized: 20,000,000 shares at December 31, 2005 and 2006 (Including preferred stock)
Issued and outstanding: 9,672,890 shares at December 31, 2005 and 2006	4,836,445,000	4,836,445,000	5,200,479
Additional paid-in capital (Notes 12 and 14)	4,828,041,133	4,961,235,033	5,334,661
Accumulated deficit	(6,089,366,603)	(1,935,953,651)	(2,081,671)

TOTAL SHAREHOLDERS’ EQUITY	3,575,119,530	7,861,726,382	8,453,469

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,912,167,899	17,230,833,084	18,527,777

See accompanying notes to financial statements.

FCI INC.

STATEMENTS OF OPERATION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. dollars (Note 3)
	2005	2006	2006
SALES	7,067,583,854	15,254,619,643	16,402,817
COST OF SALES	3,406,676,577	7,649,527,676	8,225,299

GROSS PROFIT	3,660,907,277	7,605,091,967	8,177,518

OPERATING EXPENSES (Notes 14 and 15)
Research and development (Note 10)	2,264,382,563	1,923,526,730	2,068,308
Selling expenses	424,076,612	619,539,502	666,172
General and administrative	2,279,902,104	2,545,149,253	2,736,720
Loss on impairment of property and equipment	54,684,372	16,328,463	17,557

	5,023,045,651	5,104,543,948	5,488,757

OPERATING INCOME (LOSS)	(1,362,138,374)	2,500,548,019	2,688,761

OTHER INCOME (EXPENSE/LOSS)
Interest income	126,490,388	105,634,899	113,586
Interest expense	(109,050,313)	(88,807,367)	(95,492)
Foreign exchange gain, net	24,827,464	121,496,922	130,642

	42,267,539	138,324,454	148,736

INCOME (LOSS) BEFORE INCOME TAX	(1,319,870,835)	2,638,872,473	2,837,497
INCOME TAX EXPENSE (BENEFIT) (Note 16)	49,594,480	(1,514,540,479)	(1,628,538)

NET INCOME (LOSS)	(1,369,465,315)	4,153,412,952	4,466,035

See accompanying notes to financial statements.

FCI INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Common stock		Additional paid- in capital	Accumulated deficit	Total shareholders’ equity
	Shares	Amount
	(Korean won, except share data)
BALANCE, JANUARY 1, 2005	8,387,250	4,193,625,000	3,411,808,343	(4,719,901,288)	2,885,532,055

Net loss				(1,369,465,315)	(1,369,465,315)
Share-based payment			339,672,563		339,672,563
Issuance of common stock for cash at (Won)1,000 per share	619,000	309,500,000	307,330,000		616,830,000
Issuance of common stock through conversion of convertible debt	666,640	333,320,000	769,230,227		1,102,550,227

BALANCE, DECEMBER 31, 2005	9,672,890	4,836,445,000	4,828,041,133	(6,089,366,603)	3,575,119,530

Net income				4,153,412,952	4,153,412,952

Share-based payment			133,193,900		133,193,900

BALANCE, DECEMBER 31, 2006	9,672,890	4,836,445,000	4,961,235,033	(1,935,953,651)	7,861,726,382

	Common stock		Additional paid- in capital	Accumulated deficit	Total shareholders’ equity
	Shares	Amount
			(U.S dollars (Note3) , except share data)
BALANCE, JANUARY 1, 2005	8,387,250	4,509,274	3,668,612	(5,075,163)	3,102,723

Net loss				(1,472,543)	(1,472,543)
Share-based payment			365,239		365,239
Issuance of common stock for cash at (Won)1,000 per share	619,000	332,796	330,462		663,258
Issuance of common stock through conversion of convertible debt	666,640	358,409	827,129		1,185,538

BALANCE, DECEMBER 31, 2005	9,672,890	5,200,479	5,191,442	(6,547,706)	3,844,215

Net income				4,466,035	4,466,035

Share-based payment			143,219		143,219

BALANCE, DECEMBER 31, 2006	9,672,890	5,200,479	5,334,661	(2,081,671)	8,453,469

See accompanying notes to financial statements.

FCI INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. dollars (Note 3)
	2005	2006	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(1,369,465,315)	4,153,412,952	4,466,035
Adjustments to reconcile net income to net cash used in operating activities:
Bad debt expense	27,462,148	95,648,238	102,848
Depreciation	954,460,670	881,692,094	948,056
Amortization of intangible assets	110,940,831	111,657,514	120,062
Loss on impairment of property and equipment	54,684,372	16,328,463	17,557
Amortization of present value discount account (interest expense)	72,725,069	59,886,502	64,394
Share based compensation	339,672,563	133,193,900	143,219
Other employee benefit	—	6,118,039	6,579
Gain on assets contributed	(58,160,941)	—	—

Changes in operating assets and liabilities:
Accounts receivable	(2,095,712,987)	(3,035,511,495)	(3,263,991)
Inventories	(1,470,766,343)	(1,987,069,229)	(2,136,634)
Prepaid expenses and other current assets	(8,263,236)	(26,292,209)	(28,271)
Current portion of deferred tax assets	—	(201,922,122)	(217,121)
Long-term prepaid expense	8,585,258	(80,276,113)	(86,318)
Non-current portion of deferred tax asset	—	(1,798,956,407)	(1,934,362)
Notes and accounts payable	1,417,269,998	(103,101,594)	(110,861)
Income tax payable	36,999,170	435,388,270	468,159
Value added taxes (VAT) payable	—	181,612,994	195,283
Accrued expenses and other current liabilities	(549,911,562)	16,503,970	17,746

Net cash used in operating activities	(2,529,480,305)	(1,141,686,233)	(1,227,620)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(880,236,600)	(651,500,000)	(700,538)
Decrease (Increase) in short-term investments, net	(1,031,500,000)	2,031,500,000	2,184,409
Acquisition of property and equipment	(999,141,499)	(920,497,973)	(989,783)
Acquisition of intangible assets	(73,725,705)	(41,547,619)	(44,675)
Increase in loan to employees	—	(75,000,000)	(80,645)
Increase in golf and condo memberships	(5,024,850)	(330,300,000)	(355,161)
Decrease (Increase) in key money deposits	228,114,500	(257,006,775)	(276,351)

Net cash used in investing activities	(2,761,514,154)	(244,352,367)	(262,744)

(Continued)

FCI INC.

CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

	Korean Won		U.S. dollars (Note 3)
	2005	2006	2006
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	—	628,606,731	675,921
Repayment of current portion of long-term debt	(175,360,000)	(287,820,000)	(309,484)
Proceeds from long-term borrowings	300,000,000	—	—
Payment of current portion of long-term payable-other	(29,400,000)	(314,956,000)	(338,662)
Proceeds from governmental grants	360,205,600	100,000,000	107,527
Proceeds from capital increase	5,608,378,124	—	—

Net cash provided by financing activities	6,063,823,724	125,830,731	135,302

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	772,829,265	(1,260,207,869)	(1,355,062)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	858,178,648	1,631,007,913	1,753,772

CASH AND CASH EQUIVALENTS, END OF THE YEAR	1,631,007,913	370,800,044	398,710

See accompanying notes to financial statements.

FCI INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

1. GENERAL

FCI Inc. (the “Company”) was incorporated on September 25, 1999 in order to engage in designing and developing of Radio Frequency Integrated Circuits (“RFIC”) focused on mobile TV and CDMA markets.

On April 14, 2005, the Company issued 1,666,650 shares of convertible redeemable preferred shares at (Won)3,000 per share for total cash proceeds of (Won)4,993,164 thousand, net of issuance costs.

The Company is located in Seongnam city, the Republic of Korea, and does not have any subsidiaries for consolidation, at December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), whereas the accompanying financial statements reflect certain adjustments not recorded on the Company’s books, to present these financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related disclosures. The most significant estimates and assumptions relate to the allowances for uncollectible accounts receivables, inventories and valuation allowance on deferred taxes, specific contingencies such as product warranties. Although these estimates are based on management’s best knowledge of current events and actions that the Company may take in the future, actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash and investments are deposited with high credit-quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based on the review of the expected collectibility of individual accounts.

The Company’s direct and indirect customers include manufactures of mobile phone. The Company’s worldwide customers include companies such as Samsung Electronics , BSI Semiconductor, LG Electronics, and Pantech & Curitel. The Company’s four major customers individually accounted for approximately 49%, 17%, 9% and 7% of net sales for the year ended December 31, 2005 and 30%, 18%, 14% and 8% of net sales for the year ended December 31, 2006, respectively. The Company’s four major customers accounted for approximately 81% of net sales in 2005 and approximately 70% of net sales in 2006. In addition, related account receivable of the Company’s four major customers amounts to (Won)1,210,060 thousand (49% of total account receivable) and (Won)2,284,120 thousand (US$2,456 thousand) (41% of total account receivable) as of December 31, 2005 and 2006, respectively.

Revenue Recognition

The Company recognizes revenues only when: the persuasive evidence of a sales arrangement exists, either through a formal purchase order, an order confirmation, or the receipt of cash; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations. Sales of finished goods and merchandise are recognized at the time of delivery or acceptance by customers and service revenues are recognized upon completion of the services.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and is recorded under cost of sales. For the years ended December 31, 2005 and 2006, the Company did not experience significant costs associated with warranty returns.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or at significantly enhancing existing products as well as expenditures incurred for the design and testing of product alternatives. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Share-Based Payment

Employee stock plans are accounted for using the fair value method prescribed by Statements of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment and the Company utilizes the Binomial option pricing model to determine the fair value of equity-based awards at the date of grant.

Income Tax

The Company accounts for income tax under the provisions of SFAS No. 109, Accounting for Income Tax. Under SFAS No. 109, income tax is accounted for under the asset and liability method. Deferred taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. Benefits from tax credits are reflected currently in earnings.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments and short term financial instruments which are ready convertible without significant transaction cost and risk of changes in interest rates with original maturities of three months or less.

Restricted Cash

Restricted cash, which has been set aside as collateral for borrowings and restricted as to usage in relation to government grant, was (Won)1,593,661 thousand and (Won)1,661,099 thousand (US$1,786 thousand) as of December 31, 2005 and 2006, respectively.

Short-term Investments

The Company maintains its excess cash in financial instruments which represent repurchase agreement (“RP”) and certificate deposit (“CD”), are recorded at acquisition cost and its maturity is within one year from the balance sheet date.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to cover estimated losses that may arise from non-collection of its receivables. The estimate of losses is based on the review of the aging and current status of the outstanding receivables.

Inventories

Inventories are stated at the lower of cost or market value; which is deemed to be net realizable value for finished goods, merchandise, work in-progress and replacement cost for raw materials. Cost is determined using the weighted average method (the specific identification method for goods in-transit). The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets and intangible assets are deducted from the acquisition costs of the acquired assets, and amortized over the useful lives of the related assets. The Company recognizes government grants, which are refundable, as long-term payable-other and included in current portion of long-term payable-other.

As of December 31, 2005 and 2006, the Company has recorded refundable government grants in the nominal amounts of (Won)1,535,972 thousand and (Won)1,221,016 thousand (US$1,313 thousand) (present value discount as of December 31, 2005 and 2006 is (Won)381,616 thousand and (Won)321,730 thousand (US$346 thousand), respectively) as liabilities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed using the declining balance method over estimated useful lives as follows: machinery and equipment - 4 years; measuring equipment - 4 years, furniture and fixtures - 4 years; vehicles - 4 years. Depreciation expense recognized for the years ended December 31, 2005 and 2006 was approximately (Won)954,461 thousand and (Won)881,692 thousand (US$948 thousand), respectively. Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current operation.

Financing cost, including interest, incurred on debt used during construction of property and equipment is capitalized as cost of related property and equipment. Such capitalized financing cost amounted to nil and (Won)4,752 thousand (US$5 thousand) for the years ended December 31, 2005 and 2006, respectively.

Intangible Assets

Intangible assets are stated at cost, less amortization computed using the straight-line method based on the useful lives as follows: industry property rights, 5 years, and software, 5 years. Amortization expense recognized for the years ended December 31, 2005 and 2006 was approximately (Won)110,941 thousand and (Won)111,658 thousand (US$120 thousand), respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized in order to write-down the carrying value of the asset to its estimated fair market value. The Company recorded impairment loss of property and equipment totaling (Won)54,684 thousand and (Won)16,328 thousand (US$18 thousand) for the years ended December 31, 2005 and 2006, respectively.

Severance and Retirement Benefits

The Company settles severance indemnities to its employees in accordance with annual employees’ salary agreement and the Company’s policy at the year end of each fiscal year. Such employees are entitled to receive a lump-sum equivalent to the average of 30 days’ pay for each year of service. As a result, accrued severance indemnities as December 31, 2005 and 2006 are nil, and actual payment of severance indemnities totals (Won)111,176 thousand and (Won)127,916 thousand (US$138 thousand) for the years ended December 31, 2005 and 2006, respectively.

Foreign currency Transactions and Translation

The Company uses its local currencies as its functional currencies. Transactions conducted in foreign currencies are recorded in Korean won based on the prevailing rates of exchange at the dates of the transactions. However, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying financial statements at the Base Rates announced by Seoul Money Brokerage Service, Ltd. on the balance sheet dates, which were (Won)1,031.00 and (Won)929.60 to US$1.00 at December 31, 2005 and 2006, respectively. The resulting gains and losses from the translation and settlement of such assets and liabilities are recognized in current operations.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and liabilities approximate their fair values due to the short-term maturity of these instruments. The Company’s long-term loans to employee, long term borrowings and long-term payable-other approximate their fair values as they contain interest rates that vary according to market interest rates.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The adoption of SFAS 154 did not have a significant impact on the Company’s financial position, results of operations and disclosures.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. FIN 48 is effective for financial statements issued from the fiscal year beginning after December 31, 2006. The Company does not expect this FIN 48 to have a significant impact on of the Company’s financial position, results of operations and disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements on fair value measurements. SFAS No. 157 will be effective for financial statements from the fiscal year beginning after December 31, 2007. The Company does not expect SFAS No. 157 to have a significant impact on the Company’s financial position, results of operations and disclosures.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88,106 and 132(R).” SFAS No. 158 requires previously unrecognized actuarial gains or losses, prior service costs or credits and transition obligations or assets to be recognized generally through adjustments to accumulate other comprehensive income and credits to prepaid benefit cost or accrued benefit liability. SFAS No. 158 will be effective for financial statements from the fiscal year beginning after December 31, 2007. The Company does not expect SFAS No. 158 to have a significant impact on the Company’s financial position, results of operations and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115.” SFAS No.159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 will be effective for financial statements from the fiscal year beginning after December 31, 2007. The Company does not expect SFAS No. 159 to have a significant impact on the Company’s financial position, results of operations and disclosures.

3. CONVENIENCE TRANSLATION INTO UNITED STATES DOLLAR AMOUNTS

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of (Won)930 to one U.S. dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2006. The convenience translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2005 and 2006 is as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
Trade accounts receivable	2,061,480	4,638,783	4,988
Trade notes receivable	412,368	868,798	934

	2,473,848	5,507,581	5,922
Less: allowance for doubtful accounts	(24,738)	(118,608)	(127)

Net	2,449,110	5,388,973	5,795

Changes in the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won):

Description	2005	2006
Balance at the beginning of the year	3,782	24,738
Provision for allowance for doubtful accounts	20,956	93,870

Balance at the end of the year	24,738	118,608

5. INVENTORIES

Inventories as of December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
Finished goods	540,196	1,188,991	1,278
Merchandise	—	28,922	31
Work in process	1,810,022	3,168,708	3,407
Raw material	—	62,832	68
Material in transit	112,166	—	—

Total	2,462,384	4,449,453	4,784

6. SHORT-TERM AND LONG-TERM LOANS TO EMPLOYEES

Short-term and long-term loans to employees as housing rental deposits as of December 31, 2005 and 2006 are nil and (Won)75,000 thousand (US$81 thousand), respectively.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
Cost:
Machinery	2,152,246	1,963,499	2,111
Measuring equipment	1,369,300	807,291	868
Vehicle	44,749	44,749	48
Furniture and fixture	1,126,619	623,853	672
Construction in progress	—	155,629	167

	4,692,914	3,595,021	3,866

Depreciation:
Machinery	1,341,260	1,177,989	1,267
Measuring equipment	1,046,395	547,590	589
Vehicle	44,748	44,748	48
Furniture and fixture	884,298	452,848	487

	3,316,701	2,223,175	2,391

Government grant:
Measuring equipment	6,543	66,482	71
Furniture and fixture	652	1	—

	7,195	66,483	71

Net	1,369,018	1,305,363	1,404

Changes in property and equipment for the years ended December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won):

<2005>	January 1, 2005	Acquisition	Depreciation	Impairment loss	December 31, 2005
Machinery	997,552	443,589	(630,155)	—	810,986
Measuring equipment	186,486	321,509	(185,090)	—	322,905
Vehicles	1	—	—	—	1
Furniture and fixture	210,225	234,043	(147,263)	(54,684)	242,321
Government grant	(15,243)	—	8,048	—	(7,195)

	1,379,021	999,141	(954,460)	(54,684)	1,369,018

<2006>	January 1, 2006	Acquisition	Depreciation	Impairment loss	December 31, 2006
Machinery	810,986	540,688	(550,025)	(16,139)	785,510
Measuring equipment	322,905	147,875	(211,059)	(20)	259,701
Vehicles	1	—	—	—	1
Furniture and fixture	242,321	76,306	(147,453)	(169)	171,005
Construction in-progress	—	155,629	—	—	155,629
Government grant	(7,195)	(86,133)	26,845	—	(66,483)

	1,369,018	834,365	(881,692)	(16,328)	1,305,363

8. INTANGIBLE ASSETS

Intangible assets as of December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
Cost:
Industrial property right	5,196	27,004	29
Software	595,762	615,502	662

	600,958	642,506	691

Amortization:
Industrial property right	1,450	5,376	6
Software	399,421	507,153	545

	400,871	512,529	551

Net	200,087	129,977	140

Changes in intangible assets for the years ended December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won):

<2005>	January 1, 2005	Acquisition	Disposition	Amortization	December 31, 2005
Industrial property rights	1,794	2,544	—	(592)	3,746
Software	235,509	71,181	—	(110,349)	196,341

	237,303	73,725	—	(110,941)	200,087

<2006>	January 1, 2006	Acquisition	Disposition	Amortization	December 31, 2006
Industrial property rights	3,746	21,809	—	(3,927)	21,628
Software	196,341	19,739	—	(107,731)	108,349

	200,087	41,548	—	(111,658)	129,977

The amortization schedule of Industrial property rights and capitalized software costs for remaining periods is as follows (Unit: thousands of Korean Won):

	2007	2008	2009	2010	2011	Total
Industrial property rights	5,376	16,252	—	—	—	21,628
Software	44,574	31,267	19,672	11,122	1,714	108,349

	49,950	47,519	19,672	11,122	1,714	129,977

9. OTHER ASSETS

Details of other assets as December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
Long-term loan to employee, net of present value discount of (Won)6,118 thousand in 2006	—	48,882	53
Key money deposit	840,428	1,097,434	1,180
Golf and condo membership	148,992	479,292	515
Long-term prepaid expense	2,044	65,245	70

	991,464	1,690,853	1,818

10. GOVERNMENT GRANT

Details of government grant received for the years ended December 31, 2005 and 2006 are as follows(Unit: thousands of Korean Won and U.S. dollars):

		Korean Won		U.S. dollars
Project	Period	2005	2006	2006
Development of new technology for coming generation	Dec. 1, 2000 ~ Aug. 31, 2010	851,028	—	—
Development of DDRF & ADC prototypes for SDR (III)	Mar. 1, 2006 ~ Feb. 28, 2007	—	100,000	108
Development of FC7350&7410	Jan. 1, 2005 ~ Dec. 31, 2009	190,000	—	—

Total		1,041,028	100,000	108

Changes in government grant for the years ended December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won):

<2005>	January 1, 2005	Increase	Decrease	Transfer	December 31, 2005
<Deduction from asset>
Property and equipments	15,243	—	(8,048)	—	7,195
<Deferred liability>
Restricted cash	531,636	680,822	—	(602,492)	609,966
<Refundable liability>
Long-term payable-other (*1)	1,175,766	321,750	—	(276,500)	1,221,016
Current portion of long-term payable-other (*1)	29,400	38,456	(29,400)	276,500	314,956
<Deduction from expense>
R&D expense	—	—	(602,492)	602,492	—

Total	1,752,045	1,041,028	(639,940)	—	2,153,133

<2006>	January 1, 2006	Increase	Decrease	Transfer	December 31, 2006
<Deduction from assets>
Prepaid expense	—	—	—	32,398	32,398
Property and equipments	7,195	—	(26,845)	86,133	66,483
<Deferred liability>
Restricted cash	609,966	100,000	—	(682,811)	27,155
<Refundable liability>
Long-term payable-other (*1)	1,221,016	—	—	(26,271)	1,194,745
Current portion of long-term payable-other (*1)	314,956	—	(314,956)	26,271	26,271
<Deduction from expense>
R&D expense	—	—	(564,280)	564,280	—

Total	2,153,133	100,000	(906,081)	—	1,347,052

(*1)	After the completion of those projects, the Company is required to repay 20% of total government grant. Government grant with a redemption obligation is recorded as long-term payable, which is as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Project	2005	2006	2006
Development of new technology for coming generation	1,069,472	1,069,472	1,150
Development of GPS/IMT2000/Cellular, PCS CDMA Receiver MMIC and MCM with Saw Filter	276,500	—	—
Development of IT SOC	190,000	151,544	163

	1,535,972	1,221,016	1,313
Less: current portion	(314,956)	(26,271)	(28)
present value discount	(381,616)	(321,730)	(346)

Net	839,400	873,015	939

Details of present value of long-term payable-other relating to government grant are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
Development of new technology for coming generation

Repayment period	Through 2010~2014	Through 2010~2014	Through 2010~2014
Nominal value	1,069,472	1,069,472	1,150
Present value	704,023	747,742	804
Discount rate (*)	6.21%	6.21%	6.21%
Present value discount	(365,449)	(321,730)	(346)

Development of GPS/IMT2000/Cellular,PCS CDMA Receiver MMIC and MCM with Saw Filter

Repayment period	By 2006	—	—
Nominal value	276,500	—	—
Present value	260,333	—	—
Discount rate (*)	6.21%	—	—
Present value discount	(16,167)	—	—

(*)	Present value of long-term payable-other was determined using a discount rate of 6.21%, which is the Company’s current incremental rate of borrowing.

11. BORROWINGS

The details of short-term borrowings and long-term borrowings as of December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

Short-term borrowings

	Korean Won		U.S. dollars
Description	2005	2006	2006
Loans, principally from banks:
Korean won denominated loans with weighted-average interest rates of 5.95% in 2006	—	200,000	215
Cash overdraft with weighted-average interest rate of 5.75% in 2006	—	428,607	461

Total	—	628,607	676

Long-term borrowings

	Korean Won		U.S. dollars
Description	2005	2006	2006
Loan from Korea Development Bank(“KDB”):
Due 2003 to 2007 with weighted-average interest rates of 3.56% in 2006	350,640	175,320	189
Loan from Small Business Corporation(“SBC”):
Due 2005 to 2008 with interest rates of 5.4% per annum	300,000	187,500	201

	650,640	362,820	390
Less: current portion	287,820	325,320	350

Total	362,820	37,500	40

In connection with borrowing from KDB, guarantees amounting to (Won)158,000 thousand (US$170 thousand) were provided from Korea Technology Credit Guarantee Fund as of December 31, 2006.

The aggregate annual maturities of long-term borrowings as of December 31, 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won			U.S. dollars
Description	KDB	SCB	Total	KDB	SCB	Total
2007	175,320	150,000	325,320	189	161	350
2008	—	37,500	37,500	—	40	40

Total	175,320	187,500	362,820	189	201	390

12. CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

Significant changes in capital stock with a par value of (Won)500 and additional paid-in capital in 2005 and 2006 are as follows (in thousand of Korean won, except for share data):

	Number of shares issued	Common stock	Additional paid-in capital
At January 1, 2005	8,387,250	4,193,625	3,411,808
Issuance of common stock through conversion of convertible bond (*1)	666,640	333,320	769,230
Issuance of common stock for cash at (Won)1,000 per share	619,000	309,500	307,330
Share-based payment	—	—	339,673

At December 31, 2005	9,672,890	4,836,445	4,828,041
Share-based payment	—	—	133,194

At December 31, 2006	9,672,890	4,836,445	4,961,235

(*1)	On June 14, 2005, (Won)1,000,000 thousand of convertible bond was fully converted to 666,640 shares of common stock. Due to conversion of above convertible bond, additional paid-in capital in excess of par value, net of issuance cost occurred amounting to (Won)769,230 thousand.

13. CONVERTIBLE REDEEMABLE PREFERRED SHARE

On April 14, 2005, the Company issued 1,666,650 shares of convertible redeemable preferred share at (Won)3,000 per share for total cash proceeds of (Won)4,993,164 thousand, net of issuance costs. Characteristics of preferred share are described below.

Voting rights

The holders of preferred share have voting rights, equivalent to that of holders of the Company’s common shares and vote together as one class with the common.

Liquidation preference

In the event of any liquidation, or similar winding up of the Company, the holders of preferred share shall receive the Korean Won equivalent of (Won)3,000 per share; plus unpaid dividends on preferred share accrued to the date of liquidation. If distribution ratio of the remaining assets to common shares exceeds the ratio to the preferred shares, the holder of the preferred shares has the right to participate and receive the distribution for the excess with the same ratio as the holder of common shares.

Conversion

In accordance with the acquisition agreement of preferred share, preferred share is convertible, at the option of the holder, into a number of fully paid common shares as determined by dividing (Won)2,500 by the applicable conversion price, as the ordinary income for the year ended December 31, 2005, calculated under Korean GAAP, was less than (Won)2,500,000 thousand (US$2,475 thousand).

Dividends

Holders of preferred share are entitled to an annual per share dividend equal to 1% of the par value of preferred share, payable when and if declared at a general meeting of the shareholders. The dividends are participating and cumulative, and are payable prior to any payment of any dividend with respect to the common shares. The Company has not declared any dividends on its preferred or common shares until December 31, 2006.

Redemption

The holders of the outstanding preferred share may require the Company to redeem all or part of the outstanding preferred share unless the Company goes public with an IPO within three years from the issuance date of the preferred shares based on the following schedules and ratios:

within 6 month after 3 years from the issuance	50% of the outstanding preferred shares acquired in accordance with the acquisition agreement
within 6 month after 3 and half years from the issuance	Outstanding balance of preferred shares not yet redeemed

The Company must complete the redemption in cash within 1 month from the date on which the holders required. The redemption price for each preferred shares shall be: 100% of the original issue price for preferred shares; plus interest on the original issue price, calculated at 8% per annum compounded annually, accrued from the issuance date of the preferred shares to the date of redemption; minus dividends already paid on the preferred shares held by such holders, accrued to the date of redemption.

In addition, the Company’s Chief Executive Officer, Kwang Jun Yoon has provided guarantees for fulfilling the responsibilities with the Company relating to the acquisition agreement of preferred share.

14. SHARE BASED PAYMENTS

Stock options may be granted to the Company’s directors and employees and certain third parties who have contributed to the Company’s establishment, management or innovation in technology, or who are capable of making such contribution. Stock options may only be granted if approved by a special resolution of the Company’s shareholders. Additionally, the total number of shares into which the options are exercisable may not exceed 20% of the total number of the Company’s then issued and outstanding shares.

Stock options may be exercised within three years commencing from two years after the date of the resolution of the shareholders’ meeting adopting the stock option grant. In order to exercise his or her stock options, the grantee must have served for more than two years from the date of the shareholders’ special resolution approving the stock option grant.

The following table summarizes the stock option activity for the years ended December 31, 2005 and 2006:

	Number of stock options	Weighted average exercise price per share	Weighted average fair value at grant date
Stock options outstanding as of January 1, 2005	—	—	—
Options granted	90,000	1,000	883
Stock options outstanding as of December 31, 2005	90,000	1,000	883
Options granted	140,000	1,000	2,670
Stock options outstanding as of December 31, 2006	230,000	1,000	1,971

The stock options outstanding as of December 31, 2006 were as follows:

Exercise price	Number of stock options	Weighted-average remaining contractual life
1,000	230,000	4.1

Based on the vesting schedule of options, none of the options granted are exercisable as of December 31, 2006. The Company uses the Binomial option pricing model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants for the years ended December 31, 2005 and 2006:

	2005	2006
Expected dividend yield	—	—
Risk free interest rate	3.82%	4.77%
Expected volatility	31.01%	35.49%
Expected life (in years from vesting)	2~5 years	2~5 years
Weighted average value of common stock	1,655	3,480

For the years ended December 31, 2005 and 2006, the Company recognized (Won)16,555 thousand and (Won)133,194 thousand (US$143 thousand), respectively, as compensation expense using the straight line method for stock options granted.

Future annual amortization of deferred stock option compensation expense as of December 31, 2006 is as follows (Unit: thousands of Korean Won and U.S. dollars):

Year	Korean Won	U.S. dollars
2007	210,102	226
2008	93,463	100

	303,565	326

In addition, the Company issued 619,000 shares of common stock, under the employee share purchase plans, to the employees at (Won)1,000 on November 30, 2005, and compensation cost for such issuance, amounting to (Won)323,118 thousand, was measured based on the fair value of the stock at the issuance and recorded as compensation cost for the year ended December 31, 2005.

15. OPERATING EXPENSES

Details of operating expenses for the years ended December 31, 2005 and 2006 are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
Description	2005	2006	2006
<Research and development>	2,264,383	1,923,527	2,068
<Selling expenses>
Salary	167,837	226,447	243
Share based payments	73,899	33,380	35
Retirement allowance	9,247	10,424	11
Other employee benefits	2,541	3,755	4
Travel	7,688	13,638	15
Entertainment	14,180	34,397	37
Freight	47,172	76,249	82
Advertising	8,771	22,763	24
Sales commissions	4,827	28,052	30
Bad debt	27,462	95,648	103
Samples	43,927	61,896	67
Other	16,526	12,891	15

	424,077	619,540	666

<General and administrative>
Salary	662,341	825,943	888
Share based payments	251,457	22,850	25
Miscellaneous wages	9,715	30,970	33
Retirement allowance	21,563	56,079	60
Other employee benefits	257,416	353,142	380
Travel	90,400	198,179	213
Entertainment	49,152	92,916	100
Taxes and dues	17,135	23,584	25
Service fees	233,456	270,649	291
Lease fee	151,685	119,585	129
Depreciation	324,306	331,668	357
Amortization of intangible assets	110,941	111,657	120
Other	100,335	107,927	116

	2,279,902	2,545,149	2,737

<Loss on impairment of property and equipment>	54,684	16,328	18

Total	5,023,046	5,104,544	5,489

16. INCOME TAX EXPENSE

The components of current income tax expense (benefits) are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
	2005	2006	2006
Current	49,594	486,339	522
Deferred	—	(2,000,879)	(2,151)

Total income tax expense (benefit)	49,594	(1,514,540)	(1,629)

A reconciliation of income tax expense on pretax income at statutory rate and income tax expense (benefit) is shown below (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
	2005	2006	2006
Income (loss) before income tax	(1,319,871)	2,638,872	2,837

Tax calculated at statutory tax rate of 27.5%	(362,964)	725,690	780
Tax effect of permanent difference (*1)	123,039	60,748	65
Tax credit (*2)	(239,672)	(454,163)	(488)
Change in valuation allowance	539,788	(1,833,615)	(1,972)
Other	(10,597)	(13,200)	(14)

Income tax expense (benefits)	49,594	(1,514,540)	(1,629)

(*1)	Items in the permanent difference include entertainment expenses in excess of threshold, non-deductible penalties, and non-deductible donation expenses in 2005 and 2006.
(*2)	Tax credit includes tax credit for research and manpower development expense in 2005 and 2006 and special tax exemption of small and medium enterprises in 2006.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (Unit: thousands of Korean Won and U.S. dollars):

	Korean Won		U.S. dollars
	2005	2006	2006
Deferred tax assets:
Trade receivable	—	17,416	19
Valuation allowance for inventory	28,503	101,923	110
Prepayments	1,789	43,769	47
Machinery	82,525	429,402	462
Research and development cost	1,810,601	1,762,846	1,896
Other intangible assets	28,679	43,842	47
Other current liabilities	5,454	25,990	28
Long-term payable-other	46,806	46,807	50
Other temporary differences	172,150	37,171	39

Gross deferred tax assets	2,176,507	2,509,166	2,698
Less : valuation allowance	(1,833,616)	—	—

Deferred tax assets	342,891	2,509,166	2,698

Deferred tax liabilities:
Accrued income	(14,094)	(13,950)	(15)
Construction in progress	—	(42,798)	(46)
Depreciation	(36,311)	(290,044)	(312)
Government grants on property and equipment	(56,910)	(39,922)	(43)
Government grants on intangible assets	(118,374)	—	—
Present value discount	(104,944)	(88,476)	(95)
Other temporary differences	(12,258)	(33,097)	(36)

Deferred tax liabilities	(342,891)	(508,287)	(547)

Net deferred tax assets	—	2,000,879	2,151

A valuation allowance on deferred income tax assets is recognized when it is more likely than not that the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. Through 2005, the Company provided a full allowance on its deferred tax assets because it was more likely than not that such deferred tax assets will not be able to realize.

At December 31, 2006, all of deferred income tax assets are recognized because it is certain that all deductible temporary differences will be realized. Accordingly, the Company has recorded a valuation allowance of (Won)1,833,616 thousand and nil, on its net deferred tax assets at December 31, 2005 and 2006, respectively.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 27.5% in 2005 and 2006.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of December 31, 2005 and 2006.

Cash and cash equivalents, short-term investments, accounts receivable (trade and other), accounts payable (trade and other) and short-term borrowings

The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term loans

The fair value of long-term loans is estimated by discounting the future cash flows using a discount rate, which is the Company’s current incremental rate of borrowing.

Long-term borrowings and long-term payable-other

The carrying amount of long- term borrowings approximates fair value due to repricing of interest rate based on floating rate. The fair values of long-term borrowings that are not repriced based on floating rate are estimated using a discounted cash flow method based on the current rate for similar borrowings. The fair value of long-term payable-other is estimated by discounting the future cash flows using a discount rate, which is the Company’s current incremental rate of borrowing.

The fair value of financial instruments under US GAAP as of December 31, 2005 and 2006 is as follows (Unit: thousands of Korean Won and U.S. dollars) :

	Korean Won				U.S. dollars
	2005		2006		2006
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	1,631,008	1,631,008	370,800	370,800	399	399
Restricted cash	1,578,466	1,578,466	1,647,155	1,647,155	1,771	1,771
Short-term investments	2,031,500	2,031,500	—	—	—	—
Accounts receivable (trade and other)	2,467,592	2,467,592	5,411,348	5,411,348	5,819	5,819
Short-term loans to employees	—	—	20,000	20,000	22	22
Other investments	1,004,615	1,004,615	1,590,671	1,590,671	1,710	1,710
Long-term loans to employees	—	—	48,882	48,882	53	53

Total	8,713,181	8,713,181	9,088,856	9,088,856	9,774	9,774

Financial liabilities :
Accounts payable (trade and other)	1,854,046	1,854,046	1,750,945	1,750,945	1,883	1,883
Short-term borrowings	—	—	628,607	628,607	676	676
Current portion of long-term debt	287,820	284,801	325,320	324,758	350	349
Current portion of long-term payable-other	314,956	314,956	26,271	26,271	28	28
Long-term borrowings	362,820	353,694	37,500	35,320	40	38
Long-term payable-other	839,400	839,400	873,015	873,015	939	939

Total	3,659,042	3,646,897	3,641,658	3,638,916	3,916	3,913

18. COMMITMENTS AND CONTINGENCIES

In 2004, the Company entered into a development and manufacturing agreement with STMicroelectronics SA (“ST”), its primary wafer manufacturer, and purchased approximately 78% and 93% of its raw materials from ST in 2005 and 2006.

As of December 31, 2006, the Company has received guarantees for its borrowings from KDB and its office maintenance expense to KINS Tower seized by Seongnam Industry Promotion Foundation amounting to (Won)158,000 thousand (US$170 thousand) from Korea Technology Credit Guarantee Fund and (Won)48,230 (US$52 thousand) thousand from Seoul Guarantee Insurance. In addition, the Company’s Chief Executive Officer, Kwang Jun Yoon has provided guarantees totaling (Won)200,000 thousand (US$215 thousand) relating to the Company’s overdraft agreements with Hana Bank.

Operating leases

The Company entered into various operating lease agreements for office space and vehicles that expire on various dates through June 2009. The Company recognized rent expense for the years ended December 31, 2005 and 2006 of (Won)151,685 thousand and (Won)112,089 thousand (US$121 thousand), respectively. The amounts of remaining future operating lease payments under these leases as of December 31, 2006 were (Won)107,677 thousand (US$116 thousand), (Won)65,530 thousand (US$70 thousand) and (Won)4,392 thousand (US$5 thousand) for the years ending December 31, 2007, 2008 and 2009, respectively.

Government grant

In 2000, the Company entered into a Government grant agreement with the Ministry of Commerce Industry and Energy in Korea (“MOCIE”) in order to develop new technology for the coming generation that requires to pay back the total government grant, of which 80% of total received grant amounting to (Won)3,335,093 thousand, is recognized as income over the periods necessary to match them with the related costs, will be added to refundable government grant as liability, if the project will be unsuccessful in accordance with the Industrial Technology Development Operation Guideline (“Guideline”) issued by the MOCIE. The Company has not been required to make any full payment under this agreement through December 31, 2006, and determined that no contingent liability is required at December 31, 2005 and 2006, based on historical experience and anticipated chance of success of the project as of December 31, 2006. In addition, even if the Company’s project does not succeed and the Company is deemed to have conducted in due care, the Company believes it has reasonable assurance that it will be released from the repayment in accordance with the Guideline.

19. SUBSEQUENT EVENT

On April 26, 2007, the Company entered into a share purchase agreement with Lake Tahoe Investment Corporation (“LTIC”), a wholly-owned subsidiary of Silicon Motion Technology Corporation (“Silicon Motion”), incorporated in the Cayman Islands, to purchase substantially all shares owned by the Company’s stockholders. The contract amounts for purchase of all shares, which were composed of cash consideration and stock consideration amounting to US$50 million and US$40 million, respectively, total US$90 million.